

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2024

Chris Zolas
Chief Financial Officer
Natural Resource Partners LP
1415 Louisiana Street, Suite 3325
Houston, Texas 77002

> **Re: Natural Resource Partners LP**
> **Form 10-K for the Fiscal Year ended December 31, 2023**
> **Filed March 7, 2024**
> **File No. 001-31465**

Dear Chris Zolas:

We have reviewed your May 13, 2024 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 30, 2024 letter.

Form 10-K for the Fiscal Year ended December 31, 2023

Business and Properties , page 10

1.   We understand from your response to prior comment one that your disclosure representing your status as a royalty company as the reason for not disclosing information about the soda ash mining operation is not accurate, and that you are now instead representing that you should not be required to comply with Subpart 1300 of Regulation S-K because the required information is unknown and not reasonably available to you.

You further claim to have no access to the information required to prepare the technical reports used to determine mineral reserves and that there are no reserves attributable to your interests in Sisecam Wyoming LLC, within the meaning of our question. However, the meaning of our question may be ascertained from Item 1301(a)(1) of Regulation S-K, which clarifies that mining operations subject to the disclosure guidance includes operations on all mining properties in which you have a direct or indirect economic interest. A similar explanation resides in Item 1303(a)(1)(i) and Item 1304(a)(1)(i) of Regulation S-K, covering the summary and individual property disclosure requirements.

You indicate in your response that you asked someone at Sisecam Wyoming LLC or its parent to prepare the required disclosures on your behalf, though were told they would not be preparing this information for you. However, primary responsibility for preparing the disclosures resides with you, and is therefore not relieved by the refusal of an investee to assume that responsibility nor governed by the level of their participation.

We note that you have included the Limited Liability Company Agreement at Exhibit 10.4, and we see that it includes various provisions that do not appear to be consistent with an assertion of having no access to the information necessary to comply with your disclosure obligations, as referenced in the following points.

- ability to appoint three of seven managers to the board of managers (Section 5.2(f))
- endorsement or input in solicited for all annual budgets accompanied by three-year plans, setting forth assumptions and forecasts necessary to review the status of the business and determine future capital requirements, and incrementally programs for all capital expenditures (Section 5.8(a)(vi))
- access to the books and records and rights to audit the same (Section 7.1)
- investee is classified as a partnership for federal income tax purposes (Section 7.6)
- ability to direct the president to call a meeting of the members (Section 8.2(e))
- rights of first refusal if the other member seeks to divest (Section 9.4(d))

We also note that a technical report summary for the mining operation was publicly filed by the parent of the investee on March 31, 2023 (which you would have received in advance of the filing according to Section 11.9 of Exhibit 10.4), and that such report includes substantive and substantial details relevant to your disclosure obligations.

Given your 49% ownership interest and considering the observations above, we do not find persuasive your assertion of having no access to the information required to comply with your disclosure obligations under Subpart 1300 of Regulation S-K. Please amend your filing to include the information prescribed by these disclosure requirements.

Please clarify within your disclosures whether an updated technical report for the mining property has been prepared or obtained by or on behalf of the operating company. If this has not occurred, you may consider the guidance in Item 1304(f)(2) of Regulation S-K, which may accommodate reliance to some extent on the technical report summary referenced above, although you will need to address the criteria governing such reliance and separately file that report to comply with Item 601(b)(96) of Regulation S-K.

2.   If after considering the observations in the preceding comment you believe that you are able to demonstrate how you do not have access to the information that would be necessary to comply with Subpart 1300 of Regulation S-K, you will need to provide

details that are relevant to an assessment under Rule 12b-21 of Regulation 12B with regard to each particular disclosure requirement to be covered by this accommodation.

For example, explain to us how the rights derived from the agreement at Exhibit 10.4 and summarized in the preceding comment are not representative of cooperative governance among the board of managers, officers and members, and how your efforts to obtain information have been countered or hindered by others comprising the board of managers, officers or the other member, if these are your contentions.

You will need to provide specific details concerning your efforts to obtain the information that is unknown and required for disclosure and show how that information is either not available or is available but that obtaining the information would involve unreasonable effort or expense. For example, clarify the extent to which the accommodation for non-disclosure would be based on the degree of effort and expense involved in compliance and provide your quantifications of the effort and expense where applicable; describe in detail each request for information that you have made, including the dates of the requests, and explain how each request relates to a specific disclosure requirement; identify the particular individuals involved in making and receiving the requests, as well as those involved in providing and receiving any responses; provide us with descriptions and the dates of any responses, and explain how you evaluated the sufficiency of any information obtained. It should be clear how these communications support your assertion.

Also clarify why you believe that your rights to access and audit the books and records of the investee would not reasonably extend to information underlying assessments of the viability of the mining operations or quantifications of the mineral resources and levels of production, if this is your view; and describe any internal memorandum that reference or pertain to your efforts to obtain information that would clarify the scope and nature of any opposition to your efforts to comply with your reporting obligations.

 Please contact John Coleman at 202-551-3610 or Karl Hiller at 202-551-3686 if you have questions regarding comments.


Sincerely,

Division of Corporation Finance
Office of Energy & Transportation


cc: Phil Warman